UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 59476 / February 27, 2009

Admin. Proc. File No. 3-13147

In the Matter of

MARKLAND TECHNOLOGIES, INC.
c/o Gersten Savage LLP
600 Lexington Avenue
New York, New York 10022

ORDER DISMISSING REVIEW PROCEEDING AND NOTICE OF FINALITY

On December 15, 2008, an administrative law judge issued an initial decision, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 1/ revoking the registration of the common stock of Markland Technologies, Inc. ("Markland"). 2/ The law judge found that Markland had violated Exchange Act Section 13(a), and Exchange Act Rules 13a-1 and 13a-13, 3/ thereunder, by failing to file its required quarterly and annual reports for periods after September 30, 2005.

On January 6, 2009, our Office of the General Counsel, acting pursuant to delegated authority, issued an order granting Markland's petition for review of the law judge's initial decision and setting a schedule requiring that a brief in support of the petition for review be filed

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1/   15 U.S.C. § 78l(j).

2/   Markland Technologies, Inc., Initial Decision Rel. No. 364 (Dec. 15, 2008), __ SEC
        Docket ____.

3/   Exchange Act Section 13(a) requires issuers of securities registered pursuant to Exchange
        Act Section 12 to file periodic and other reports with the Commission in accordance with
        rules established by the Commission. 15 U.S.C. § 78m(a). Rule 13a-1, 17 C.F.R.
        § 240.13a-1, requires issuers to file annual reports with the Commission, and Rule
        13a-13, 17 C.F.R. § 240.13a-13, requires issuers to file quarterly reports with the
        Commission.

by February 9, 2009. The order further stated that, pursuant to Rule of Practice 180(c), 4/ "failure to file a brief in support of the petition may result in dismissal of this review proceeding as to that petitioner." Notwithstanding this order, Markland failed to file a brief, extension request, or anything else with respect to its appeal subsequent to its petition for review. It thus appears that Markland has abandoned its appeal. Under the circumstances, we find that dismissal is appropriate. 5/

Accordingly, it is ORDERED that this review proceeding be, and it hereby is, dismissed.

We also hereby give notice that the December 15, 2008 initial decision of the administrative law judge has become the final decision of the Commission with respect to Markland Technologies, Inc. The order contained in that decision revoking the registration of the registered securities of Markland Technologies, Inc. is hereby declared effective.

Elizabeth M. Murphy
Secretary

4/   17 C.F.R. § 201.180(c).

5/   See, e.g., Apollo Publ'n Corp., Securities Act Rel. No. 8678 (Apr. 13, 2006), 87 SEC Docket 2498 (dismissing appeal based on respondent's failure to file supporting brief, as provided in Commission's briefing order).

INITIAL DECISION RELEASE NO. 364
ADMINISTRATIVE PROCEEDING
File No. 3-13147

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
MARKLAND TECHNOLOGIES, INC.	:	December 15, 2008

APPEARANCES: James S. Goldman and Bradford E. Ali for the Division of Enforcement, Securities and Exchange Commission

James D. Fornari of Gersten Savage LLP for Respondent Markland Technologies, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the common stock of Markland Technologies, Inc. (Markland). The revocation is based on Markland's failure to file required periodic reports with the Securities and Exchange Commission (Commission). Although Markland has been working to return to compliance, at this time, it has not filed past-due and current periodic reports, and it is not possible to predict a date when this might occur.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on August 27, 2008. Markland was served with the OIP on August 29, 2008, and, pursuant to 17 C.F.R. § 201.360(a)(2) and the OIP, the undersigned is required to issue an Initial Decision within 120 days of service of the OIP, that is, by Monday, December 29, 2008. At a September 10, 2008, prehearing conference, the parties requested leave to file motions for summary disposition and consented to an initial decision based on the pleadings. Leave was granted, pursuant to 17 C.F.R. § 201.250(a). Markland Techs., Inc., Admin. Proc. No. 3-13147 (A.L.J. Sept. 10, 2008) (unpublished). The parties filed their motions on October 8, 2008, and replies on October 15, 2008.

This Initial Decision is based on the parties' filings of October 8 and 15, 2008, Markland's Answer to the OIP, filed September 26, 2008, and the Commission's public official records concerning Markland, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Markland's pleadings have been taken as true, in light of the Division of Enforcement's (Division) burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. **Allegations and Arguments of the Parties**

The OIP alleges that Markland has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any annual or quarterly reports since its Form 10-QSB for the quarter ended September 30, 2005. The Division requests that the registration of Markland's securities be revoked. Markland states that it has taken substantial steps to return to compliance and to assure future compliance. Thus, it argues, public interest factors weigh against revocation or suspension of its securities.

C. **Exhibits Admitted into Evidence**

The following items included in the Division's Motion for Summary Disposition, at Exhibits 1, 8, 9, and 12 through 30, are admitted as Division Exhibits 1, 8, 9, and 12 through 30:

August 27, 2008, Order of Suspension of Trading in Markland securities (Div. Ex. 1);

OTC Bulletin Board screenshot (Div. Ex. 8);

Certification of State of Florida that Markland was administratively dissolved on September 14, 2007, with attached 2006 annual report of Markland (Div. Ex. 9);

Forms 12b-25, Notification of Late Filing of Markland's Forms 10-QSB for the quarter ended September 30, 2005, and 10-KSB for the year ended June 30, 2005 (Div. Ex. 12);

February 14, 2006, Form 8-K advising that Markland will have to restate its financial statements for the years ended June 30, 2003, 2004, and 2005 and for the quarter ended September 30, 2005, and that those financial statements should not be relied on (Div. Ex. 13);

Form 10-QSB for the quarter ended September 30, 2005, excerpts (Div. Ex. 14);

Form 10-KSB for the year ended June 30, 2005, excerpts (Div. Ex. 15);

October 24, 2006, Form 8-K (Div. Ex. 16);

March 16, 2006, Form 8-K of Technest Holdings, Inc. (Div. Ex. 17);

Form 10-KSB of Technest Holdings, Inc., for the year ended June 30, 2007, excerpts (Div. Ex. 18);

Form 10-QSB of Technest Holdings, Inc., for the quarter ended September 30, 2007, excerpts (Div. Ex. 19);

November 10, 2005, letter from Russell Mancuso, Branch Chief, Division of Corporation Finance, to Daniel Clevenger and Suzette R. O'Connor concerning Markland's October 14, 2005, Form SB-2 filing (Div. Ex. 20);

October 14, 2005, Form SB-2, excerpts (Div. Ex. 21);

February 14, 2006, request for withdrawal of October 14, 2005, Form SB-2 (Div. Ex. 22);

October 30, 2007, letter from Marva D. Simpson, Division of Corporation Finance, to Gino Pereira (Div. Ex. 23);

Markland's Rhode Island Annual Report for 2007 (Div. Ex. 24);

Form 10-KSB for the year ended June 30, 2004, excerpts (Div. Ex. 25);

Form 10-QSB of Technest Holdings, Inc., for the quarter ended September 30, 2005 (Div. Ex. 26);

April 19, 2006, Form 8-K (Div. Ex. 27);

Bloomberg screenshots (Div. Ex. 28);

Form 10-KSB for the year ended June 30, 2002 (Div. Ex. 29); and

Markland website screenshot (Div. Ex. 30).

The following items included in Markland's Motion for Summary Disposition are admitted as Respondent Exhibits 1 through 5:

Affidavit of Gino Pereira (Resp. Ex. 1);

Affidavit of Mark J. Allen (Resp. Ex. 2);

Affidavit of Cory Nielson (Resp. Ex. 3);

Affidavit of Scott Goodwin, CPA (Resp. Ex. 4); and

Affidavit of Stephen M. Hicks (Resp. Ex. 5).

II. FINDINGS OF FACT

Markland (CIK No. 1102833)[1] is a Florida corporation located in Warwick, Rhode Island, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Answer at 1. Its status as a Florida corporation became "Inactive" when it was administratively dissolved on September 14, 2007. Div. Ex. 9. According to the Florida Department of State Division of Corporations website, the administrative dissolution was canceled on November 3, 2008, and Markland's status returned to "Active."[2] Markland's history as a public company dates to January 2000, when a predecessor, Parputt Enterprises, Inc., registered its common stock pursuant to Exchange Act Section 12(g). Markland is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 2005, which reported a net loss of $4,042,111 for the prior three months. Answer at 1. Its securities are quoted on the Pink Sheets OTC Markets, Inc. (Pink Sheets), under the symbol "MRKL."[4] Answer at 1.

Through its current Chief Executive Officer (CEO) and previous (2005-2007) Chief Financial Officer (CFO), Markland recognizes the wrongful nature of its conduct – its failure to file the Forms 10-KSB and 10-QSB periodic reports. Resp. Ex. 1 at 3-4, Resp. Ex. 2 at 2. The Commission's public official records show that, since ceasing to file periodic reports, Markland filed several Forms 8-K, reporting various information, during 2005 to 2007.

The Commission's public official records show that Markland filed a Form SB-2 on October 14, 2005. Div. Ex. 21. On November 10, 2005, the Commission's Division of Corporation Finance (CorpFin) provided comments concerning the Form SB-2. Div. Ex. 20. After analyzing CorpFin's comments concerning the accounting treatment of certain options and

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[1] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[2] More detail is available at the Florida Department of State Division of Corporations website: http://www.sunbiz.org/scripts/corevt.exe?action=DETEVE&inq_doc_number=P98000107182&filing_type_fld=DOMP (last visited Dec. 15, 2008).

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

[4] Markland's last Form 10-QSB stated that, as of November 21, 2005, there were 350,449,710 shares of common stock issued and outstanding. MRKL last traded at less than $0.0001, according to the Pink Sheets. Thus, Markland's market capitalization is $3,500 or less. The Pink Sheets displays a "skull-and-crossbones" symbol for Markland and warns "Caveat Emptor." See http://www.pinksheets.com/pink/quote/quote.jsp?symbol=MRKL (last visited Dec. 15, 2008.)

derivatives, Markland determined that it would have to restate its financial statements for the years ended June 30, 2003 through 2005, as well as for the quarters for those years and for the quarter ended September 30, 2005. Div. Ex. 13; Resp. Ex. 1 at 2, Resp. Ex. 4 at 2. The Commission's public official records show that Markland filed a Form 8-K on February 14, 2006, disclosing this and warning that the referenced financial statements could not be relied on; it withdrew the Form SB-2 on the same day. Div. Exs. 13, 22. Markland came to understand that substantial resources would be required to restate the historical financial statements and to ensure the accuracy of yet-to-be-filed financial statements. Resp. Ex. 1 at 2-3. It then sought to raise funds to enable it to perform this work. Resp. Ex. 1 at 3, Resp. Ex. 2 at 2, Resp. Ex. 5 at 1-2. Markland experienced a management change in June 2007 when Mark J. Allen (Allen) replaced Robert Tarini as CEO. Resp. Ex. 2 at 1.

On October 30, 2007, CorpFin sent Markland a letter concerning its past-due filings and warning that it might be subject to an administrative proceeding to revoke the registration of its stock if it did not file the required reports within fifteen days. Div. Ex. 23. In early summer 2008, Markland contacted a certified public accounting firm to perform calculations related to the accounting treatment of options and derivatives that was identified by CorpFin. Resp. Ex. 3 at 1-2. Thereafter, Markland engaged the firm, which had commenced, but not completed, the work as of October 6, 2008. Resp. Ex. 3 at 2-3.

On October 7, 2008, Markland's independent registered public accounting firm represented that "[b]ased on the work that had been done and the work that remains to be done . . . and the work plan now in place, Markland can be current with its filings by December 31, 2008." Resp. Ex. 4 at 4. Allen, phrased this prediction less definitely: "I have been advised that [the] financial statements will be prepared by December 31, 2008 so as to permit Markland to become current in its filings." Resp. Ex. 2 at 2. However, as of this date, not one of the past-due periodic reports has been filed.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. By failing to file the required reports, Markland violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Markland's securities be revoked,[5] while Markland requests that the proceeding be dismissed.

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand."[6] Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway, 88 SEC Docket at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004).

Markland's violations were recurrent in that it has failed to file several periodic reports. Concerning culpability, the record does not show scienter,[7] but rather a failure to obtain and

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[5] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address Markland's reporting violations are revocation or suspension of registration of its securities.

[6] Further, the Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 n.14 (2004). Markland, however, is not a shell company.

[7] Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

devote sufficient resources to enable it to file past-due and future reports, and Markland filed a report on Form 8-K in February 2006 advising that financial statements for prior periods cannot be relied on. Markland's efforts to remedy its past violations and ensure future compliance have not yet borne fruit in the form of past-due and current periodic reports. Its violations will continue until Markland becomes current. While the company filed an informative report on Form 8-K to warn the public that its previous financial statements could not be relied on, this laudatory openness cannot substitute for periodic reports containing audited or reviewed financial statements.

While Markland states that its efforts to become compliant started in early summer of 2008, before the OIP, the mitigating effect of this argument is diminished by the fact that CorpFin staff had warned Markland that its registration was subject to revocation in October 2007, as well as the fact that Markland learned of the accounting problem in November 2005. The fact that Markland had to raise funds to pay for the work necessary to restate its financial statements and to file past-due reports bodes ill for its future compliance; it has not identified a revenue source that would fund the expenses of auditing or reviewing its financial statements and filing periodic reports in the future.

To the extent that Markland suggests that its June 2007 change of CEO affected its efforts toward becoming compliant, Markland did not even commence work until one year after that date. Further, a change of management does not insulate a registrant from revocation. See America's Sports Voice, Inc., 90 SEC Docket 879 (Mar. 22, 2007), recon. denied, 90 SEC Docket 2419 (June 6, 2007). Likewise, the existence of a difficult accounting question does not insulate a registrant from revocation. See Impax Labs., Inc., 93 SEC Docket 6241 (May 23, 2008).

While Markland urges that the interests of its shareholders will best be served by maintaining its stock's registration, they own stock that has a market value of close to zero. It is unlikely that revocation would cause any further economic harm to them. Further, while both current and prospective investors are harmed by the lack of current, accurate financial information about an issuer, the interests of prospective investors must be emphasized. Gateway, 88 SEC Docket at 443.

In sum, while Markland has, to date, made efforts toward remedying its past violations and ensuring the accuracy of future filings, the investing public still does not have access to past and current audited financial information, and the date when this will occur cannot be predicted. Thus, neither dismissal of the proceeding, as requested by Markland, nor a suspension of registration for a period of twelve months or less is an appropriate disposition.[8] Rather,

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[8] Compare e-Smart Techs., Inc., 57 S.E.C. 964 (2004), e-Smart Techs., Inc., 84 SEC Docket 2979 (A.L.J. Feb. 3, 2005). In that case, the Commission stated that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. e-Smart Techs., Inc., 57 S.E.C. at 970 (emphasis added). By contrast, in the instant case, a subsequent filing history is lacking.

revocation of the registration of Markland's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Markland Technologies, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge